SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from to

Commission file number 0-19969

     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Arkansas Best 401(k) Savings Plan

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Arkansas Best Corporation
3801 Old Greenwood Road
Fort Smith, Arkansas 72903

Arkansas Best 401(k) Savings Plan

EIN 71-0673405 PN 002

Accountants’ Report and Financial Statements

December 31, 2003 and 2002

Arkansas Best 401(k) Savings Plan
December 31, 2003 and 2002

Contents
Report of Independent Registered Public Accounting Firm, for 2003	1
Report of Independent Registered Public Accounting Firm, for 2002	2
Financial Statements
Statements of Net Assets Available for Benefits	3
Statements of Changes in Net Assets Available for Benefits	4
Notes to Financial Statements	5
Supplemental Schedule
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)	10
Signatures	11
Consent of BKD LLP
Consent of Ernst & Young LLP

Report of Independent Registered Public Accounting Firm

Investment Committee and Plan Administrator
Arkansas Best 401(k) Savings Plan
Fort Smith, Arkansas

We have audited the accompanying statement of net assets available for benefits of Arkansas Best 401(k) Savings Plan as of December 31, 2003, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit. Other accountants were engaged to audit the financial statements of Arkansas Best 401(k) Savings Plan as of and for the year ended December 31, 2002, whose report dated May 16, 2003, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Arkansas Best 401(k) Savings Plan as of December 31, 2003, and the changes in its net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying supplemental schedule is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ BKD, LLP

Fort Smith, Arkansas
June 4, 2004

Federal Employer Identification Number: 44-0160260

Report of Independent Registered Public Accounting Firm

Investment Committee and Plan Administrator

Arkansas Best 401(k) Savings Plan

We have audited the accompanying statement of net assets available for benefits of the Arkansas Best 401(k) Savings Plan as of December 31, 2002, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2002, and the changes in its net assets available for benefits for the year then ended, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Little Rock, Arkansas
May 16, 2003

Arkansas Best 401(k) Savings Plan
Statements of Net Assets Available for Benefits
December 31, 2003 and 2002

	2003	2002
Investments
Mutual funds	$148,529,032	$116,371,614
Common stock of Arkansas Best Corporation	12,859,697	11,444,336
Other common stocks	5,381,991	3,392,193
Preferred stocks	7,108	7,961
Participant loans	3,582,896	3,750,134

	170,360,724	134,966,238

Receivables
Employers’ contributions	421,627	404,731
Participants’ contributions	725,552	691,589
Other	51,664	5,135

	1,198,843	1,101,455

Net Assets Available for Benefits	$171,559,567	$136,067,693

Arkansas Best 401(k) Savings Plan
Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2003 and 2002

	2003	2002
Investment Income (Loss)
Net appreciation (depreciation) in fair value of investments	$29,463,430	$(24,023,479)
Interest and dividends	668,666	2,391,370

Net investment income (loss)	30,132,096	(21,632,109)

Contributions
Employers	3,513,212	3,415,219
Participants	11,391,765	11,357,912

	14,904,977	14,773,131

Total additions (reductions)	45,037,073	(6,858,978)

Deductions
Benefits paid directly to participants	9,431,630	7,098,062
Administrative expenses	38,632	32,245

Total deductions	9,470,262	7,130,307

Net Increase (Decrease) Prior to Transfer	35,566,811	(13,989,285)
Transfer of Assets to Other Plans	(74,937)	(892,705)

Net Increase (Decrease)	35,491,874	(14,881,990)
Net Assets Available for Benefits, Beginning of Year	136,067,693	150,949,683

Net Assets Available for Benefits, End of Year	$171,559,567	$136,067,693

Arkansas Best 401(k) Savings Plan
Notes to Financial Statements
December 31, 2003 and 2002

Note 1: Description of the Plan

The following description of the Plan provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan’s provisions, which is available from the plan administrator.

General

The Plan is a defined contribution plan which covers eligible employees of Arkansas Best Corporation and certain of its subsidiaries: ABF Freight System, Inc., ABF Cartage, Inc., Data-Tronics Corp., FleetNet America, LLC, and Land-Marine Cargo, Inc. (collectively, the “Company”).

The Plan covers substantially all regular full-time employees of the Company, except for employees of a collective bargaining unit, casual employees (defined as part-time employees who work less than thirty hours per week) who have not completed certain levels of service, and leased employees. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Each year, Participants may contribute up to 50% of their pre-tax compensation as defined in the Plan document. Contributions are subject to certain limitations. Certain participating companies provide company matching contributions. Each participating company may make an addition to the company matching contributions to encourage participation in the Plan. In addition to the company matching contributions, each participating company may make an additional annual contribution at the discretion of each participating company’s Board of Directors. For the years ended December 31, 2003 and 2002, no additional contributions were made.

For the years ended December 31, 2003 and 2002, the Plan allowed participant and Company matching contributions as outlined in the following table:

	Participant	Company Matching
Participating Company	Contribution	Contribution
Arkansas Best Corporation	1% to 50%	50% of the first 6%

Data-Tronics Corp.	1% to 50%	50% of the first 6%

ABF Cartage, Inc.	1% to 50%	50% of the first 6%

ABF Freight Systems, Inc.	1% to 50%	50% of the first 6%

Land-Marine Cargo, Inc.	1% to 50%	50% of the first 6%

FleetNet America, LLC	1% to 50%	No Match

Arkansas Best 401(k) Savings Plan
Notes to Financial Statements
December 31, 2003 and 2002

Participants direct the investment of their contributions as well as the Company’s contribution into various investment options offered by the Plan. The Plan currently offers 17 mutual funds, Arkansas Best Corporation common stock and BrokerageLink self-directed accounts as investment options for participants.

Participant Accounts

Each participant’s account is credited with the participant’s contribution, the Company’s contribution and plan earnings and is charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefits to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are immediately vested in their contributions plus earnings thereon. Vesting in the Company’s contribution portion of their accounts plus earnings thereon is based on years of continuous service. If a participant was employed after December 31, 2001, then the participant is fully vested after 3 years of continuous service. If the participant was not employed after December 31, 2001, then the participant is fully vested after 5 years. The nonvested balance is forfeited upon termination of service. Forfeitures are used to reduce future matching contributions.

Payment of Benefits

Upon termination of service, an employee may elect to receive a lump-sum amount equal to the vested balance of the account.

Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum calculated as the lesser of 50% of the participants vested account balance or $50,000 reduced by the participant’s highest loan balance in the preceding twelve-month period. The loans are secured by the balance in the participant’s account and bear interest at rates that range from approximately 8% to 11%, which are commensurate with local prevailing rates as determined by the plan administrator.

Administrative Expenses

All investment-related administrative charges are paid by the Plan as provided in the Plan document. All audit, legal and consulting fees incurred by the Plan are paid by the Company.

Arkansas Best 401(k) Savings Plan
Notes to Financial Statements
December 31, 2003 and 2002

Plan Termination

Although it has not expressed an intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in their accounts.

Note 2: Summary of Significant Accounting Policies

Valuation of Investments and Income Recognition

Quoted market prices, if available, are used to value investments. Participant loans are valued at cost, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Plan Tax Status

The Plan obtained its latest determination letter on February 18, 2003, in which the Internal Revenue Service stated that the Plan and related trust, as then designed, were in compliance with the applicable requirements of the Internal Revenue Code and therefore not subject to tax. The Plan has been amended since receiving the determination letter. However, the plan administrator believes that the Plan and related trust are currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code.

Payment of Benefits

Benefit payments to participants are recorded upon distribution.

Arkansas Best 401(k) Savings Plan
Notes to Financial Statements
December 31, 2003 and 2002

Note 3: Investments

The Plan’s investments are held by Fidelity Management Trust Company. The following table presents the Plan’s investments. Investments that represent 5% or more of total plan assets are separately identified.

	2003	2002

Investments at Fair Value as Determined by Quoted
Market Price
Mutual Funds
Fidelity Retirement Money Market Portfolio	$20,888,688	$21,503,751
Fidelity Freedom 2010 Fund	15,859,297	13,635,823
Fidelity Magellan Fund	50,812,438	40,162,149
Fidelity Spartan U.S. Equity Index Fund	10,943,170	7,784,890
Fidelity Capital Appreciation Fund	13,559,987	8,098,501
PIMCO Total Return ADM Fund	8,544,403	8,432,297
Other	27,921,049	16,754,203
Common Stocks
Common Stock of Arkansas Best Corporation	12,859,697	11,444,336
Other	5,381,991	3,392,193
Preferred Stocks
Other	7,108	7,961

	166,777,828	131,216,104
Investments at Estimated Fair Value
Participant Loans	3,582,896	3,750,134

Total investments	$170,360,724	$134,966,238

During the years ended 2003 and 2002, the Plan’s investments (including gains and losses on investments bought, sold and held during the year) appreciated (depreciated) in value by $29,463,430 and $(24,023,479), respectively, as follows:

	2003	2002
Investments at Fair Value as Determined by Quoted
Market Price
Common stocks	$4,707,891	$(2,878,207)
Mutual Funds	24,755,539	(21,145,272)

Net appreciation (depreciation) in fair value	$29,463,430	$(24,023,479)

Interest and dividends realized on the Plan’s investments for the years ended 2003 and 2002, were $668,666 and $2,391,370, respectively.

Arkansas Best 401(k) Savings Plan
Notes to Financial Statements
December 31, 2003 and 2002

Note 4: Life Insurance Policies

Insurance policies that were purchased under a prior option of the Plan continue to exist; however, new investments in individual or group policies are not allowed. Plan participants as of July 1, 1987, who invested in the insurance option, continue to pay premiums and receive benefits in accordance with the previously existing provisions of the Plan.

The Plan does not record any assets or liabilities in connection with the previous life insurance option. The Plan purchases individual life insurance contracts on behalf of the participant when contributions are made, with the participant’s account as beneficiary. The Plan itself has no liability to pay any death benefits because the insurance company assumes this liability upon issuance of the policies.

Upon the death of the insured, the death benefits received by the Plan from the insurance company are credited to the participant’s account. The Plan cannot purchase or terminate life insurance for a participant without that participant’s consent. Any cash surrender value received by the Plan upon termination of a life insurance policy is credited to the participant account.

Note 5: Subsequent Event

In 2004, the Plan’s investment committee eliminated the Fidelity Magellan Fund as an investment option in the Plan. Effective March 31, 2004, no new contributions were allowed to be invested in the Fidelity Magellan Fund. Instead, they were invested in the Spartan U. S. Equity Index Fund unless another available investment option was selected by the participants. Effective July 1, 2004, all remaining investment balances in the Fidelity Magellan fund will be transferred into the Spartan U. S. Equity Index Fund unless transferred to another available investment option by the participants.

Arkansas Best 401(k) Savings Plan

Supplemental Schedule
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
EIN No. 71-0673405 PN 002
December 31, 2003

	Identity of Issuer	Description of Investment	Current Value
	Mutual Funds
*	Fidelity Management Trust Company	Retirement Money Market Portfolio, 20,888,688 shares	$20,888,688
*	Fidelity Management Trust Company	Capital Appreciation Fund, 553,244 shares	13,559,987
*	Fidelity Management Trust Company	Magellan Fund, 519,874 shares	50,812,438
*	Fidelity Management Trust Company	Spartan U.S. Equity Index Fund, 277,675 shares	10,943,170
	American Advantage Investment Services	American Advantage Intl Equity Fund, 83,339 shares	1,370,911
*	Fidelity Management Trust Company	Fidelity Freedom Income Fund, 20,966 shares	232,850
*	Fidelity Management Trust Company	Fidelity Freedom 2000 Fund, 74,190 shares	873,961
*	Fidelity Management Trust Company	Fidelity Freedom 2010 Fund, 1,218,072 shares	15,859,297
*	Fidelity Management Trust Company	Fidelity Freedom 2020 Fund, 262,590 shares	3,418,917
*	Fidelity Management Trust Company	Fidelity Freedom 2030 Fund, 151,860 shares	1,966,582
*	Fidelity Management Trust Company	Fidelity Freedom 2040 Fund, 151, 516 shares	1,145,458
*	Fidelity Management Trust Company	Spartan Extended Market Index Fund, 47,255 shares	1,290,198
*	Fidelity Management Trust Company	Spartan International Index Fund, 25,039 shares	682,576
*	Fidelity Management Trust Company	Fidelity US Bond Index Fund, 216,628 shares	2,424,064
	Pacific Investment Management Company	PIMCO Total Return ADM Fund , 797,797 shares	8,544,403
	Dodge & Cox Funds	Dodge & Cox Stock Fund, 31,485 shares	3,582,351
*	Fidelity Management Trust Company	Fidelity Low-Priced Stock, 199,437 shares	6,976,291
	Common Stock
*	Arkansas Best Corporation	408,763 shares	12,859,697
	BrokerageLink Self-Directed Accounts
*	Fidelity Brokerage Services, LLC		9,345,989
	Participant Loans	Various loans with interest rates of 8% — 11%	3,582,896

			$170,360,724

*	Indicates party-in-interest to the Plan.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the persons who administer the employee benefit plan have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

Arkansas Best 401(k) Savings Plan
/s/ Judy R. McReynolds
June 28, 2004	Judy R. McReynolds
Vice President and Controller

EXHIBIT INDEX

Exhibit Number		Seq. Description	Page No.
23.1	Consent of BKD LLP		12

23.2	Consent of Ernst & Young LLP		13